FILED BY AMERICA WEST HOLDINGS CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649

Merrill Lynch Transportation Conference June 8, 2005 AMERICA WEST HOLDINGS CORPORATION

Forward-Looking Statements Certain of the statements contained herein should be considered "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as "may," "will," "expect," "intend," "anticipate," "believe," "estimate," "plan," "could," "should," and "continue" and similar terms used in connection with statements regarding the companies' outlook, expected fuel costs, the RASM environment, and the companies' respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation ("America West") and US Airways Group, Inc. ("US Airways" and, together with America West, the "companies"), including future financial and operating results, the companies' plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways' management and are subject to significant risks and uncertainties that could cause the companies' actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways ability to continue as a going concern; US Airways' ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways to obtain and maintain normal terms with vendors and service providers; US Airways' ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways' liquidity or results of operations; the ability of US Airways to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies' reports to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward- looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways ultimately confirmed, can affect the value of the US Airways' various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West and US Airways are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/americawest/edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively.

AWA: Recent Performance Strong Strong revenue performance Record load factor Improving yields RASM up 7.8% in 1Q05 Outstanding operational performance #1 major in on-time performance in March, #2 in April May, early June performance equally strong Maintaining low cost structure 1Q CASM excluding fuel of 6.37¢, third lowest among major airlines

High Fuel Prices Offset Positive Trends Full year 2005 fuel expense is projected to be $144.2 million worse than 2004 Month Forecast 2004 1/5/2005 130.5699965 102.92 2/5/2005 128.9093824 104.4 3/5/2005 132.9073449 108.41 4/5/2005 158.3 108.16 5/5/2005 161.2 123.63 6/5/2005 152.6 118.24 7/5/2005 148.8 115.58 8/5/2005 149.6 127.36 9/5/2005 150.3 132.03 10/5/2005 152.3 145.47 11/5/2005 153.2 152.56 12/5/2005 154.5 144.11

AWA Relative Performance LUV JBLU AWA AAI AMR CAL ALK NWAC UAIR DAL Legacy -4.873684211 -7.664670659 -10.49111408 -15.26090064 -15.84463625 -18.75514121 LCC 6.855081179 3.15481185 -1.393774511 -4.016422706 1Q 2005 Pre-Tax Margin Source: company press releases

Outlook Revenue trends very encouraging Record Q2 load factors Improving yields Expect double-digit RASM increase vs. 2Q04 Fuel prices increasing Q2 fuel price expected to increase 20% vs Q1 Futures market projects crude oil above $50/bbl through 2011

AWA-US Airways Proposed Merger Highlights Creates national low-cost network airline Approximately $10 billion in annual revenues Believe merged airline can be profitable at $50/bbl crude oil Over $600 million of anticipated annual synergies Very well capitalized Approximately $2 billion of total cash at closing $500-650 million of equity financing Over $675 million from partners and suppliers

Key Differences vs Other Airline Proposed Mergers Labor costs very similar US Airways targeted AWA rates in negotiations No large negative labor synergies No requirement for contract negotiations prior to closing US Airways bankruptcy allows airline to be "right- sized" Returning approximately 60 aircraft to lessors Allows for large estimated network synergy Clearly pro-competitive Only four overlapping routes, non-stop LCC competition on three of those Expands AWA's pro-consumer pricing model nationwide

Merger Creates a Nationwide LCC YYC YVR SNA PSP YUM OGG SJD PVR SAN LIH MZT SJC HNL SFO HII HMO GYM GDL AUS BOI MEX CUN ORD ATL BDL BOS BWI CLE CMH DCA DEN DFW DTW EWR FLL IAD IAH IND LAS LAX MCI MCO MEM MIA MKE MSP PBI PHL PHX PIT RDU SEA TPA STL ABQ ANC ASE BFL BIL BUR CLD COS DRO DSM ELP EUG FAT FCA FLG FMN GEG GJT ICT IGM PRC JFK RNO SBA SBP SLC SMF TUS LGB MFR MRY OAK OMA ONT PDX SAT KOA TEX YEG OAJ MGW BOS LEB AOO ISP RKD PIT ABE ALB AVL AVP BDL BTV BUF BWI CAE CHA CHS CLT CMH CRW DCA ELM ERI FAY GSO GSP HPN IAD ILM ITH LGA LWB MDT MHT ORF PHL PVD PWM RDU RIC ROA ROC SYR TRI TYS OGS MSS HVN ERI ACK MVY ART BFD FKL JHW LBE DUJ JST PQI HYA AUG BHB RKD PHF SBY CHO CVG SHD HGR HTS LYH CKB LNS FLO EWN ILM PGV AHN AGS BLF BKW HHH SWF BGM LIT IPT SCE GCK DDC HYS GBD MHK ABE ALB AVL AVP BDL BOS BTV BUF BWI CAE CHS CLT CMH DCA GSO HPN IAD ILM LGA LWB MCI MDT MHT ORF PHL PVD PWM RDU RIC ROC SYR YYZ SLN SAV TLH SAV AVP ELM ABE ALB AVL BDL BOS BTV BUF BWI CAE CAK CHS CLE CLT CMH DAY DCA GSO HPN IAD ILM LGA MCI MDT MHT ORF PHL PWM RDU RIC ROC SYR YUL YYZ DTW PIT ABE ALB AVL BDL BTV BWI CAE CAK CHA CHS CLE CLT CRW DAY DCA ERI GSO GSP HPN HSV IAD ILM ITH LGA MDT MHT ORF PHL RDU RIC ROA ROC SYR TYS YUL CAK ERI PHF CVG ILM BGM YOW LIT SCE ATL BGR BHM BNA IND JAN EWR GNV MEM MGM MKE MOB SDF STL XNA GRR IAH CHO FAY JAX LEX MSP MYR OAJ PNS TRI DFW MCO ORD PVD EYW FLL ORD MCO DFW MYR MSP LGW GCM MEX BHM STT SXM CUN NAS FCO MAN SDQ ABE ALB ATL AVP BDA BDL BNA BOS BTV BUF BWI CAK CDG CHS CLE CLT CMH DCA DEN DTW EWR FLL FRA GSO IAD IAH ILM IND JAX LAS LAX LGA MAD MBJ MCI MDT MEM MHT MIA MKE MSY MUC ORF PBI PHL PHX PIT PVD RDU RIC ROC RSW SAN SAV SEA SFO SJU SRQ SYR TPA YUL YYZ AMS AUA FPO BGI CZM BZE PLS PUJ SJO STL SAL GUA PTY KIN GLA

Over $600 Million of Anticipated Annual Synergies Annual Estimated Synergy Value Route Restructuring Right-sizing total fleet Eliminate unprofitable flying Better gauge of aircraft Add Hawaii service $150-200 million Revenue Synergies City presence Improved connectivity Better asset utilization $150-200 million Cost Synergies Overhead Information technology insourced Facilities $250-300 million

Proposed Merger is Attracting Significant Capital Equity financing estimated at $650 million $500 million committed from five separate investor groups $150 million anticipated through planned rights offering Approximately $675 million of cash financing from business partners Over $300 million in anticipated signing bonus/loans from prospective affinity credit card providers $250 million loan from Airbus Merged company to be launch customer for A350s, 20 deliveries from 2011-2013 Other support of over $125 million

Other Merger Issues Brand: US Airways Management: Create best team in industry Headquarters: Tempe, Arizona Board Six from AWA board Four from US Airways board Three from new equity (PAR, ACE, Eastshore)

Ownership Allocation - Current Commitments Allocation Percentage America West Shareholders 39% Wellington Management 14% Eastshore Holdings (Air Wisconsin) 13% US Airways Unsecured Creditors 12% PAR Capital 10% ACE Aviation Holdings (Air Canada) 7% Peninsula Capital 5% 100%

Merger: Implications on Valuation of AWA Common Each share of AWA common is expected to be converted for .4125 shares of merged company common Wellington Management $150 million committed to purchase merged company common at $16.50/share AWA shares at $6.81 at closing are equivalent to one merged company share at $16.50 Stock has performed very well (up over 40% since May 18) but still 5-7% below a $16.50 conversion price

Summary America West performing very well in a difficult environment Important revenue improvements being offset by increasing fuel prices Potential merger with US Airways right plan for strong future Creates national network LCC Merged airline anticipated to be profitable at $50/bbl oil Transaction has attracted significant capital commitments

Additional Information and Where to Find It In connection with the proposed transaction, a registration statement, including a proxy statement of America West Holdings, and other materials will be filed with the Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement (when available) as well as other filed documents containing information about US Airways and America West at http://www.sec.gov, the SEC's website. Free copies of America West's SEC filings are also available on America West's website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways' SEC filings are also available on US Airways' website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22224. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation America West, US Airways and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West's stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.